UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2017

Commission File Number: 001-38049

Azul S.A.

(Name of Registrant)

Edifício Jatobá, 8th floor, Castelo Branco Office Park

Avenida Marcos Penteado de Ulhôa Rodrigues, 939

Tamboré, Barueri, São Paulo, SP 06460-040, Brazil.

+55 (11) 4831 2880

 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                       Form 40-F 

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No ☒

First Quarter Results 2017

Azul Increases Net Income by R$122 Million in 1Q17

Operating margin was a record 11% despite the 54% increase in WTI year over year

São Paulo, May 15, 2017 – Azul S.A., “Azul”, (B3:AZUL4, NYSE:AZUL) the largest airline in Brazil by number of cities served, announces today its results for the first quarter of 2017 (“1Q17”). The following financial information, unless stated otherwise, is presented in Brazilian reais and in accordance with International Financial Reporting Standards (IFRS).

Financial and Operating Highlights for 1Q17

▪	Operating income was R$205.2 million, representing a margin of 11.0% compared with R$7.0 million and a margin of 0.4% in 1Q16. This is a record first quarter operating result for Azul.
▪	EBITDAR increased 36% to R$562.2 million, representing a margin of 30.0%.
▪	Net income totaled R$55.3 million compared to a net loss of R$66.9 million in 1Q16.

Financial results (R$ million)	1Q17	1Q16	% ∆	4Q16	% ∆
Operating revenues	1,874	1,669	12.3%	1,821	2.9%
Operating expenses	(1,669)	(1,662)	0.4%	(1,651)	1.1%
Operating income	205	7	2849.7%	170	20.7%
Operating margin	11.0%	0.4%	+10.6 p.p.	9.3%	+1.7 p.p.
EBITDAR	562	414	35.8%	527	6.7%
EBITDAR margin	30.0%	24.8%	+5.2 p.p.	29.0%	+1.0 p.p.
Net income (loss)	55	(67)	182.6%	51	7.8%
Basic net income (loss) per PN share[1] (R$)	0.21	(0.33)	163.6%	0.19	10.5%
Diluted net income (loss) per PN share[1] (R$)	0.21	(0.33)	163.6%	0.19	10.5%
[1] One ADR equals three preferred shares (PNs)

▪	Total revenue per ASK (RASK) and passenger revenue per ASK (PRASK) increased 9.4% and 5.5% year over year totaling 29.35 cents and 25.07 cents, respectively.
▪	Passenger traffic (RPKs) increased 7.0% over a capacity increase of 2.7% resulting in a higher load factor of 81% compared to a load factor of 78% in 1Q16.
▪	Operating cost per ASK excluding fuel (CASK ex-fuel) decreased 6.9% while CASK decreased 2.2% despite the 54% increase in WTI year over year.
▪	Financial expenses decreased 35.3% from R$215.3 million to R$139.3 million.
▪

At the end of 1Q17 our total cash[1] position totaled R$1.5 billion, representing 22% of the last twelve months’ revenues. This position does not include the net proceeds of R$1,287.7 million from IPO concluded in April.

▪	In 1Q17 we paid down R$401.2 million of working capital debt.

1 Includes cash and cash equivalents, short-term and long-term investments, current and non-current restricted investments.

First Quarter Results 2017

▪	Azul’s operating fleet totaled 122 aircraft at the end of the quarter, representing a net reduction of eight aircraft compared to 1Q16.
▪	TudoAzul recorded a 53% increase in gross billings (ex-Azul points) over 1Q16.
▪

Azul ranked as the most on-time airline in South America according to the Official Airline Guide (“OAG”), a leading provider of flight information, with an on-time performance of 87.6% during the twelve months ended March 31, 2017.

Recent Developments

▪

On April 19th we successfully concluded our initial public offering (“IPO”), becoming the first dual listed Brazilian company since 2009, offering 96,239,837 preferred shares, of which 63,000,000 were primary, resulting in R$1,287.7 million of net proceeds to Azul.  Both the hot issue and the green shoe were fully exercised.

▪	Azul was elected the world's third best airline by TripAdvisor Travelers' Choice and is the only low-cost airline to appear in the top three positions in all categories.
▪	In April we launched TudoAzul Shopping, an e-commerce platform that allows members to redeem points for over 5,000 products, such as mobile devices, home appliances and travel accessories.

First Quarter Results 2017

Management Comments

I would like to start by thanking our crewmembers for their incredible dedication in taking care of our customers every day. Thanks to them we started the year by delivering solid first quarter operating and financial results.  We maintained our focus on controlling costs, which combined with the strength of our network and differentiated business model helped us achieve a net profit and a record operating margin for the first quarter of 11%.

Our first quarter operating revenue was R$1.9 billion, an increase of 12% over 1Q16, mostly driven by a stronger demand environment and improved ancillary revenue.  This increase combined with our cost cutting initiatives resulted in an operating income of R$205.2 million, a significant improvement over the R$7.0 million recorded in the same period last year.  As a result, net income increased by R$122.2 million to R$55.3 million in 1Q17.

Passenger revenue kilometers (RPK) increased 7.0% on a capacity increase of 2.7%, resulting in a load factor of 81%, 3.3 percentage points higher than in 1Q16. In addition to the capacity growth, we also increased yields by 1.2% year over year, demonstrating the core strength of our business.

We achieved a market-leading RASK of 29.35 cents in 1Q17, representing a 9.4% year over year increase. By having the largest network in the country and being the only carrier on 72% of the routes we serve, we are able to attract high-yield and frequent business travelers. According to ABRACORP, the Brazilian Association of Corporate Travel Agencies, we held a 29% market share in terms of business-focused travel agency revenue, compared to an 18% market share in terms of RPKs in 1Q17.

Since December of 2016, we successfully introduced eight A320neos to our fleet, which combined with our Embraer and ATR aircraft, support our strategy of using the right-sized aircraft for the different markets we serve. With the fuel-efficient A320neos, we have reduced the cost per ASK (CASK) on longer-range routes, previously operated by 118 seat aircraft, by approximately 30%. We expect to end the year with 11 A320neos in operation all of which will be replacing smaller aircraft.

Our loyalty program TudoAzul maintained its strong growth pace, reaching more than 7.2 million members, representing an addition of 1.2 million members over the last twelve months. We also increased gross billings ex-Azul by 53% year over year, with the majority of this increase coming from sales to banking partners, further increasing our share of the Brazilian loyalty market.

We ended the quarter with a solid cash position of R$1.5 billion, representing 22% of our last twelve months’ revenue. In the quarter we also paid down R$ 401.2 million of working capital debt.

We expect to continue strengthening our balance sheet by improving our results and by paying down working capital debt with part of the proceeds raised in April through our IPO.

Also in April, TripAdvisor named Azul the third best airline in the world, a significant achievement on one of the world's most important travel sites, which reflects our strong culture and the daily effort of our crewmembers to give customers the best possible experience. Our superior customer experience was further attested by OAG, which ranked us as the airline with the best on-time performance in South America over the twelve months ended March 31, 2017

Finally, I would like to thank our shareholders for their continued support. We will work to keep your confidence and will strive to maintain our track record of value creation.

David Neeleman, Chairman and CEO of Azul S.A.

First Quarter Results 2017

Consolidated Financial Results

The following revised income statement and operating data should be read in conjunction with the quarterly results comments presented below.

Income statement (R$ million)	1Q17	1Q16	% ∆	4Q16	% ∆

OPERATING REVENUES
Passenger	1,600.5	1,477.8	8.3%	1,569.4	2.0%
Other	273.3	190.7	43.3%	251.2	8.8%
Total operating revenues	1,873.8	1,668.5	12.3%	1,821	2.9%

OPERATING EXPENSES
Aircraft fuel	465.7	402.4	15.7%	420.2	10.8%
Salaries, wages and benefits	290.0	272.5	6.4%	289.8	0.1%
Aircraft and other rent	280.4	338.2	-17.1%	281.9	-0.5%
Landing fees	115.0	120.2	-4.3%	107.7	6.8%
Traffic and customer servicing	84.2	84.3	-0.1%	86.4	-2.5%
Sales and marketing	69.7	59.8	16.5%	78.0	-10.6%
Maintenance materials and repairs	146.0	189.8	-23.1%	181.7	-19.6%
Depreciation and amortization	76.6	68.8	11.3%	75.3	1.7%
Other operating expenses	141.0	125.7	12.2%	129.7	8.7%
Total operating expenses	1,668.6	1,661.6	0.4%	1,650.6	1.1%
Operating income	205.2	7.0	2849.7%	170.0	20.7%
Operating Margin	11.0%	0.4%	+10.6 p.p.	9.3%	+1.7 p.p.

FINANCIAL RESULT
Financial income	8.1	7.6		17.4
Financial expense	(139.3)	(215.3)		(139.4)
Derivative financial instruments	(52.2)	(2.8)		2.4
Foreign currency exchange, net	27.0	135.5		(30.1)
Result from related party transactions, net	11.8	0.6		92.0
Income (loss) before income taxes	60.5	(67.5)		112.3

Income tax and social contribution	8.5	(0.1)		9.0
Deferred income tax	(13.7)	0.6		(70.0)
Net income (loss)	55.3	(66.9)		51.3
Net margin	3.0%	-4.0%		2.8%
Basic net income (loss) per PN share[1] (R$)	0.21	(0.33)		0.19
Diluted net income (loss) per PN share[1] (R$)	0.21	(0.33)		0.19

1 Basic earnings per share reflects 266,957,467 equivalent preferred shares after applying a 75:1 common stock to preferred stock conversion ratio. Diluted earnings per share assumes a weighted average number of stock options of 19,135,962 as of March 31, 2017. Each ADS is equivalent to three PNs.

First Quarter Results 2017

Operating Data	1Q17	1Q16	% ∆	4Q16	% ∆

ASKs (million)	6,384	6,219	2.7%	5,903	8.1%
Domestic	5,400	5,179	4.3%	4,984	8.4%
International	983	1,039	-5.4%	919	7.0%
RPKs (million)	5,196	4,857	7.0%	4,773	8.9%
Domestic	4,293	4,012	7.0%	3,927	9.3%
International	903	846	6.8%	846	6.7%
Load factor (%)	81.4%	78.1%	+3.3 p.p.	80.9%	+0.5 p.p.
Domestic	79.5%	77.5%	+2.0 p.p.	78.8%	+0.7 p.p.
International	91.9%	81.4%	+10.5 p.p.	92.1%	-0.2 p.p.

Average fare (R$)	284	281	1.1%	294	-3.5%
Revenue passengers (million)	5,640	5,265	7.1%	5,337	5.7%
Block hours	106,096	107,621	-1.4%	103,284	2.7%
Aircraft utilization (hours per day)	10.4	9.5	10.0%	10.3	1.7%
Departures	68,100	68,165	-0.1%	66,767	2.0%
Average stage length (km)	881	886	-0.6%	854	3.2%
End of period operating aircraft	122	130	-6.2%	123	-0.8%
Fuel consumption (million liters)	237,847	237,691	0.1%	227,526	4.5%
Employees	10,465	10,347	1.1%	10,311	1.5%
End of period employees per aircraft	86	80	7.8%	84	2.3%
Destinations served at end of period	104	106	-1.9%	102	2.0%

Yield per passenger kilometer (cents)	30.80	30.43	1.2%	32.88	-6.3%
RASK (cents)	29.35	26.83	9.4%	30.84	-4.8%
PRASK (cents)	25.07	23.77	5.5%	26.59	-5.7%
CASK (cents)	26.14	26.72	-2.2%	27.96	-6.5%
CASK ex-fuel (cents)	18.84	20.25	-6.9%	20.84	-9.6%
Trip cost (R$)	24,502	24,376	0.5%	24,722	-0.9%
Fuel cost per liter	1.96	1.69	15.7%	1.85	6.0%
Break-even load factor (%)	72.5%	77.8%	-5.3 p.p.	73.3%	-0.8 p.p.

Average exchange rate	3.15	3.91	-19.5%	3.29	-4.5%
End of period exchange rate	3.17	3.56	-11.0%	3.26	-2.8%
Inflation (IPCA - LTM)	4.57	9.39	-51.3%	6.29	-27.3%
WTI (average per barrel, US$)	51.81	33.63	54.1%	49.27	5.2%

Operating Revenue

In 1Q17 Azul recorded an operating revenue of R$1,873.8 million, 12.3% higher than the same period last year, mostly due to an 8.3% increase in passenger revenue and a 43.3% increase in other revenue.

Passenger traffic (RPK) increased 7.0% on a capacity growth of 2.7%, representing a load factor of 81.4%, three percentage points higher than 1Q16, while yields expanded 1.2% year over year, resulting in a 5.5% increase in PRASK.

First Quarter Results 2017

The R$82.6 million, or 43.3% increase in other revenue was mainly due to (i) R$29.0 million related to the sublease of 15 aircraft to TAP, starting in 2Q16 (ii) a 34% increase in cargo revenue, and (iii) higher passenger related ancillary revenue which was driven by a 7% increase in the number of passengers year over year. Other revenue per passenger increased 33.8% from R$36.2 per passenger in 1Q16 to R$48.5 per passenger in 1Q17.

Total operating revenue per ASK (RASK) increased 9.4%, amounting to 29.35 cents in the quarter compared with 26.83 cents in 1Q16.

R$ cents	1Q17	1Q16	% ∆	4Q16	% ∆
Operating revenue per ASK
Passenger revenue	25.07	23.77	5.5%	26.59	-5.7%
Other revenue	4.28	3.07	39.6%	4.26	0.6%
Operating revenue (RASK)	29.35	26.83	9.4%	30.84	-4.8%
Operating expenses per ASK
Aircraft fuel	7.30	6.47	12.7%	7.12	2.5%
Salaries, wages and benefits	4.54	4.38	3.7%	4.91	-7.5%
Aircraft and other rent	4.39	5.44	-19.2%	4.77	-8.0%
Landing fees	1.80	1.93	-6.8%	1.82	-1.3%
Traffic and customer servicing	1.32	1.36	-2.7%	1.46	-9.9%
Sales and marketing	1.09	0.96	13.5%	1.32	-17.4%
Maintenance materials and repairs	2.29	3.05	-25.1%	3.08	-25.7%
Depreciation and amortization	1.20	1.11	8.4%	1.28	-6.0%
Other operating expenses	2.21	2.02	9.3%	2.20	0.5%
Total operating expenses (CASK)	26.14	26.72	-2.2%	27.96	-6.5%
Operating income per ASK (RASK - CASK)	3.21	0.11	2773.3%	2.88	11.6%

Operating Expenses

Operating expenses remained flat at R$1,668.6 million, representing a slight increase of 0.4% over 1Q16. Cost per ASK (CASK) declined 2.2% to 26.14 cents. Excluding fuel, operating expenses per ASK decreased 6.9%, mainly due to cost cutting initiatives and the 19.5% average appreciation of the Brazilian real against the U.S. dollar, which resulted in lower aircraft rent and maintenance expenses.

The breakdown of our operating expenses is as follows:

▪

Aircraft fuel increased 15.7% year over year to R$465.7 million due to a 15.7% increase in jet fuel prices from an average of R$1.69 per liter in 1Q16 to an average of R$1.96 per liter in 1Q17, driven by the 54% increase in WTI during the same period. On a per-ASK basis, aircraft fuel increased 12.7% for the reasons above, partly offset by the 2.7% increase in ASKs.

▪

Salaries, wages and benefits increased 6.4% year over year mostly due to a 7.4% increase in salaries as a result of collective bargaining agreements with labor unions applicable to all airline employees in Brazil in 2017. On a per-ASK basis, salaries, wages and benefits increased 3.7%.

▪

Aircraft and other rent expenses, which are mostly incurred in U.S. dollars, totaled R$280.4 million in 1Q17, 17.1% lower than in the same period last year mostly due to the 19.5% average appreciation of the Brazilian real against the U.S. dollar, and a reduction in the number of aircraft under operating leases from 109 in 1Q16 to 105 in 1Q17, partly offset by the introduction of eight A320neos to our fleet, which are larger aircraft with higher lease rates. Of the 105 aircraft under operating lease

First Quarter Results 2017

contracts, 15 were subleased to TAP and the corresponding lease of R$29.0 million was recognized as other revenue. On a per-ASK basis, aircraft rent decreased 19.2% over 1Q16.
▪

Landing fees decreased 4.3% to R$115.0 million in 1Q17 despite no change in the number of departures, mostly due to the appreciation of the Brazilian real, resulting in lower international navigation and landing fee expenses. Landing fees per ASK decreased 6.8%.

▪

Traffic and customer servicing expenses remained flat at R$84.2 million. On a per-ASK basis, traffic and customer servicing expenses decreased 2.7%, mostly due to the 2.7% increase in ASKs. Aircraft and traffic servicing includes ground handling charges, customer bus service, in-flight services and supplies.

▪

Sales and marketing increased 16.5% to R$69.7 million mostly driven by the 12.3% increase in net revenues and a stronger demand for international flights, which have higher distribution costs. On a per-ASK basis, sales and marketing increased 13.5%.

▪

Maintenance materials and repairs decreased 23.1% mostly due to the 19.5% average appreciation of the Brazilian real against the U.S. dollar, which resulted in lower maintenance expenses, as well as non-recurring costs associated with the removal of four aircraft from our fleet during 1Q16.

▪

Depreciation and amortization increased 11.3% to R$76.6 million, due to an increase of engine overhaul events for owned aircraft during the period. On a per-ASK basis, depreciation and amortization increased 8.4%.

▪

Other operating expenses increased 12.2% to R$141.0 million mainly due to a gain of R$29.0 million related to sale of aircraft in 1Q16. On a per-ASK basis, other operating expenses increased 9.3%. Other operating expenses consist of general and administrative expenses, IT expenses, aircraft insurance, purchased services, communication costs, professional fees, travel and training expenses, and all other overhead expenses.

Non-Operating Results

Non-operating results include financial income, financial expenses, derivative and financial instruments, the impact of foreign currency exchange rate variations, and related party results.

Azul recorded net financial expenses of R$156.5 million in 1Q17 compared to R$75.0 million in 1Q16.

Net financial results (R$ million)	1Q17	1Q16	% ∆	4Q16	% ∆

Financial income	8.1	7.6	6.1%	17.4	-53.7%
Financial expense	(139.3)	(215.3)	-35.3%	(139.4)	0.0%
Derivative financial instruments	(52.2)	(2.8)	1764.8%	2.4	-2306.0%
Foreign currency exchange, net	27.0	135.5	-80.1%	(30.1)	-189.7%
Net financial results	(156.5)	(75.0)	108.6%	(149.7)	4.5%

Financial income increased 6.1% to R$8.1 million, mostly due to an increase in total cash consisting of cash, short-term and long-term investments, current and non-current restricted investments from R$854.0 million as of March 31, 2016 to R$1,517.3 million as of March 31, 2017.

Financial expenses decreased 35.3% to R$139.3 million as a result of (i) a 14.2% lower outstanding debt balance of R$3,715.9 million as of March 31, 2017 compared with R$4,331.7 million as of March 31, 2016, yielding lower interest expenses, (ii) the reduction of the Brazilian risk free rate (“CDI”) from an average of

First Quarter Results 2017

14.1% in 1Q16 to 12.7% in 1Q17, and (ii) a reduction in fees and other expenses of 40.7% mostly related to one-time costs incurred in 1Q16.

Derivative financial instruments resulted in a loss of R$52.2 million in 1Q17 compared to a loss of R$2.8 million in the same period last year. Azul uses financial instruments to protect its future cash flow from floating interest rates and foreign currency exchange rates. As of March 31, 2017, Azul had locked in fuel contracts for approximately 20% of the remainder of 2017 consumption through derivative financial instruments and fixed price contracts with our main supplier.

The Company uses hedge accounting to record most of its derivative instruments in order to minimize the non-cash impact of derivative instrument fluctuations on its income statement. For more details on hedge accounting, please refer to note 15 of Azul’s interim financial statements for 1Q17.

Azul recorded a non-cash foreign currency exchange gain of R$27.0 million, mainly due to the 2.8% appreciation of the Brazilian real from December 31, 2016 to March 31, 2017, which reduced U.S. dollar denominated exposure related to aircraft finance leases and debt repayments.

Results from related parties transactions, net.  In 1Q17, we recorded a gain of R$11.8 million, mostly due to interest accrual of R$5.4 million related to the TAP convertible bond call option and a R$2.0 million gain for the increase in fair value of HNA’s purchase option for up to 33% of the economic benefits of the TAP bonds.

Liquidity

Azul closed the quarter with R$1,517.3 million in cash, cash equivalents, short-term and long-term investments, and restricted cash compared to R$1,795.6 million as of December 31, 2016. Considering receivables, Azul’s total liquidity position was R$2,139.8 million at the end of 1Q17, compared to R$2,468.9 million recorded in December, 2016 and R$1,665.2 million as of March 31, 2016.

In addition to ending the quarter with a solid cash position, Azul also amortized R$401.2 million in loans during 1Q17. With the proceeds of the IPO received in April, the Company’s cash position will be significantly strengthened going forward.

Liquidity (R$ million)	1Q17	1Q16	% ∆	4Q16	% ∆
Cash and cash equivalents[1]	766.1	488.6	56.8%	1,042.4	-26.5%
Long-term investments	751.2	365.4	105.6%	753.2	-0.3%
Accounts receivable	622.5	811.2	-23.3%	673.3	-7.5%
Total	2,139.8	1,665.2	28.5%	2,468.9	-13.3%
[1] Includes short-term investments and short and long-term restricted investments

Loans and Financing

At the end of 1Q17, Azul’s total debt was R$3,715.9 million, with an average maturity of 2.2 years and an average interest of 13.6% for local debt (Brazil’s average risk free rate in 1Q17 was 12.7%) and 4.0% for U.S. dollar denominated obligations. Approximately 55% of Azul’s debt is denominated in Brazilian reais. Compared to 4Q16, total debt decreased mostly due to debt amortization and foreign exchange adjustments on U.S. dollar denominated debt related to the appreciation of the Brazilian real.

First Quarter Results 2017

Loans and financing (R$ million)	1Q17	1Q16	% ∆	4Q16	% ∆

Aircraft financing	1,928.7	2,454.8	-21.4%	2,142.1	-10.0%
Other loans, financing and debentures	1,787.2	1,877.0	-4.8%	1,892.4	-5.6%
% of non-aircraft debt in local currency[1]	98.2%	95.5%	+2.7 p.p.	95.9%	+2.3 p.p.
Gross debt	3,715.9	4,331.7	-14.2%	4,034.5	-7.9%
Short term	1,019.5	1,044.4	-2.4%	985.2	3.5%
Long term	2,696.4	3,287.3	-18.0%	3,049.3	-11.6%
% of total gross debt in foreign currency	45.1%	47.4%	-2.3 p.p.	45.8%	-0.7 p.p.
Operating leases (off-balance sheet)	7,722.3	8,887.7	-13.1%	8,126.4	-5.0%
Loans and financing adjusted for operating leases	11,438.2	13,219.4	-13.5%	12,160.9	-5.9%
[1] Considers the effect of currency swap instruments

Azul’s short-term financial obligations excluding aircraft financing totaled R$710.0 million as of March 31, 2017.  The proceeds of our IPO will be partially used to pay down working capital debt amortizing over the next twelve months. Working capital debt consists mostly of loans with Brazilian banks using receivables as guarantees and are denominated in local currency to mitigate exposure to foreign exchange fluctuations. Approximately 98% of Azul’s non-aircraft debt was denominated in Brazilian reais as of March 31, 2017.

Azul’s key financial ratios and debt maturity is presented below:

Debt maturity (R$ million)

First Quarter Results 2017

Key financial ratios (R$ million)	1Q17	1Q16	% ∆	4Q16	% ∆

Cash[1]	1,517.3	854.0	77.7%	1,795.6	-15.5%
Cash[1] as % of LTM revenues	22.1%	13.4%	+8.7 p.p.	26.9%	-4.8 p.p.
Gross debt	3,715.9	4,331.7	-14.2%	4,034.5	-7.9%
Adjusted[2] gross debt	11,438.2	13,219.4	-13.5%	12,160.9	-5.9%
Adjusted[2] gross debt / EBITDAR (LTM)	5.9	10.0	-41.3%	6.7	-13.1%
Net debt	2,198.6	3,477.7	-36.8%	2,238.9	-1.8%
Adjusted[2] net debt	9,920.9	12,365.4	-19.8%	10,365.3	-4.3%
Adjusted[2] net debt / EBITDAR (LTM)	5.1	9.3	-45.6%	5.7	-11.5%
Adjusted[2] net debt / EBITDAR (LTM)[3]	4.4	9.3	-52.6%	5.7	-22.9%
[1] Includes cash and cash equivalents, short-term and long-term investments, current and non-current restricted investments
[2] Adjusted to reflect the capitalization of operating leases corresponding to 7x of LTM rent
[3] Considering R$1,275.8 million from IPO proceeds

Fleet and Capital Expenditures

As of March 31, 2017, Azul had a total operating fleet of 122 aircraft consisting of 71 E-jets, 39 ATRs, seven A320neos, and five A330s with an average age of 5.0 years. The Company’s contractual fleet, which includes 15 aircraft subleased to TAP, totaled 142 aircraft, of which 37 were under finance leases and 105 under operating leases. The 20 aircraft not included in our operating fleet consisted of 15 aircraft subleased, 4 E-Jets that were in the process of being transferred to TAP, and one ATR.

A detailed breakdown of Azul’s total fleet is presented below.

Total Contractual Fleet1

Aircraft	Number of seats	1Q17	1Q16	% ∆	4Q16	% ∆
A330	242-271	7	7	0.0%	7	0.0%
A320neo	174	8	-	n.a.	5	60.0%
E-Jets	106-118	81	88	-8.0%	81	0.0%
ATRs	70	46	56	-17.9%	46	0.0%
Total*		142	151	-6.0%	139	2.2%
% Aircraft under operating leases		73.9%	72.2%	+1.8 p.p.	71.9%	+2.0 p.p.

[1] Includes 15 aircraft subleased to TAP in 1Q17

Total Operating Fleet

Aircraft	Number of seats	1Q17	1Q16	% ∆	4Q16	% ∆
A330	242-271	5	4	25.0%	5	0.0%
A320neo	174	7		n.a.	5	40.0%
E-Jets	106-118	71	81	-12.3%	74	-4.1%
ATRs	70	39	45	-13.3%	39	0.0%
Total		122	130	-6.2%	123	-0.8%

Fleet Plan

First Quarter Results 2017

The following graph shows the expected growth of our operating fleet from December 31, 2016 through December 31, 2020:

Azul Operating Fleet Plan

Capex

Capital expenditures totaled R$155.1 million in 1Q17, mostly due to the acquisition of spare parts and the capitalization of engine overhaul events on owned aircraft.

CAPEX (R$ million)	1Q17	1Q16	% ∆	4Q16	% ∆
Aircraft	79.5	37.4	112.7%	102.4	-22.4%
Pre-delivery payments	37.9	31.5	20.4%	9.8	285.9%
Other	37.7	28.3	33.1%	20.2	86.6%
Total	155.1	97.2	59.6%	132.4	17.1%

2017 Outlook

In 2017, we expect departures to increase slightly, between 1% and 2%.  We also expect to replace smaller aircraft with A320neos, which should total 11 by the end of the year.  As a consequence, ASKs should increase between 11% and 13%. The A320neo represented 11% of our 1Q17 ASKs and are expected to represent up to 20% by the end of the year.

As a result of the introduction of more seats to our network, we expect CASK ex-fuel to decrease between 3.5% and 5.5% year over year. Operating margin is expected to reach between 9% and 11%.

This data is based on preliminary estimates and is subject to change due to fluctuations in oil prices, exchange rate and macroeconomic conditions in general.

First Quarter Results 2017

2017 Outlook
ASK growth	11% to 13%
Departures growth	1% to 2%
CASK ex-fuel	-3.5% to -5.5%
Operating margin	9% to 11%

Share Count

Due to regulatory requirements, Azul created a differentiated shareholder structure to appropriately distribute economic ownership and voting rights among common and preferred shareholders. Under this structure, each preferred share is equivalent to 75 common shares and is entitled to receive 75 times the amount of dividends distributed to holders of common shares. Common shareholders have voting control over Azul and preferred shareholders have 100% tag-along rights.

As of March 31, 2017 Azul had 928,965,058 common shares and 254,571,266 preferred shares or 266,957,467 equivalent preferred shares after applying the 75:1 conversion ratio.

Following our IPO in April, the number of common shares remained at 928,965,058 and the number of preferred shares increased to 317,571,266, representing 329,957,467 equivalent preferred shares.

First Quarter Results 2017

Conference Call Details

Monday, May 15, 2017

10h00 (EST) | 11h00 (Brasília time)

USA: +1 786 924-6977 | +1 888 700-0802

Brazil: +55 11 3193-1001 | +55 11 2820-4001

Code: AZUL

Replay:

+55 (11) 3193-1012 | +55 (11) 2820-4012

Code for English: 6200003 #

Code for Portuguese: 1280576 #

About Azul

Azul (B3:AZUL4, NYSE:AZUL), the largest airline in Brazil by number of cities served, offers 792 daily flights to 104 destinations. With a fleet of 122 aircraft and more than 10,000 crewmembers, the Company has a network of 201 non-stop routes as of March 31, 2017. Among other awards, Azul was named the third best airline in the world by TripAdvisor Travelers' Choice in 2017,  the best low cost carrier in South America for the sixth consecutive year by Skytrax in 2016, and the world's most on-time low-cost airline in 2015 by the Official Airline Guide (OAG). For more information visit www.voeazul.com.br/ir.

Contact:

Investor Relations Tel: +55 11 4831 2880 invest@voeazul.com.br	Media Relations Tel: +55 11 4831 1245 imprensa@voeazul.com.br

First Quarter Results 2017

Balance Sheet – IFRS (Unaudited)

(R$ million)	March 31, 2017	March 31, 2016	December 31, 2016
Assets	8,069.5	7,664.8	8,400.4
Current assets	1,695.5	1,717.2	1,910.3
Cash and cash equivalents	435.0	267.4	549.2
Short-term investments	204.7	68.4	331.2
Restricted investments	80.0	131.3	53.4
Trade and other receivables	622.5	811.2	673.3
Inventories	114.8	97.7	107.1
Taxes recoverable	54.7	40.4	44.5
Derivative financial instruments	17.8	29.8	17.6
Prepaid expenses	110.2	98.0	97.5
Other current assets	55.8	173.1	36.5
Non-current assets	6,374.0	5,947.6	6,490.1
Related parties	9.0	-	9.2
Long-term investments	751.2	365.4	753.2
Restricted investments	46.5	21.6	108.6
Security deposits and maintenance reserves	1,091.8	1,073.0	1,078.0
Derivative financial instruments	2.8	-	4.1
Prepaid expenses	7.2	105.7	6.9
Other non-current assets	134.5	179.2	147.4
Property and equipment	3,388.3	3,274.7	3,440.0
Intangible assets	942.7	927.9	942.6
Liabilities and equity	8,069.5	7,664.8	8,400.4
Current liabilities	3,584.2	4,241.2	3,617.6
Loans and financing	1,019.5	1,044.4	985.2
Accounts payable	1,033.9	1,261.4	1,034.3
Air traffic liability	911.6	752.9	949.4
Salaries, wages and benefits	201.5	168.7	186.5
Insurance premiums payable	16.8	21.3	24.3
Taxes payable	34.0	77.3	64.8
Federal tax installment payment program	6.5	6.5	6.5
Derivative financial instruments	235.2	170.2	211.1
Financial liabilities at fair value through profit and loss	-	710.1	44.7
Other current liabilities	125.2	28.3	110.9
Non-current liabilities	3,426.3	3,867.7	3,780.8
Loans and financing	2,696.4	3,287.3	3,049.3
Derivative financial instruments	21.0	35.6	20.2
Deferred income taxes	202.2	45.6	181.5
Federal tax installment payment program	73.9	80.4	75.6
Provision for tax, civil and labor risk	75.7	85.3	76.4
Provision for legal claims	-	56.7	-
Other non-current liabilities	357.1	276.8	377.9
Equity	1,059.1	(444.1)	1,002.0
Issued capital	1,488.6	479.4	1,488.6
Capital reserve	1,292.2	840.8	1,291.0
Accumulated other comprehensive income (loss)	(33.2)	(79.9)	(33.8)
Accumulated losses	(1,688.5)	(1,684.4)	(1,743.8)

First Quarter Results 2017

Cash Flow Statement – IFRS (Unaudited)

(R$ million)	1Q17	1Q16	% ∆	4Q16	% ∆

Cash flows from operating activities
Income (loss) for the quarter	55.3	(66.9)	182.6%	51.3	7.8%
Total non-cash adjustments	202.0	36.8	448.3%	143.7	40.6%
Total working capital adjustments	(113.2)	66.6	-270.1%	126.9	-189.2%
Net cash flows generated from operations	144.0	36.5	294.6%	321.9	-55.3%
Interest paid	(122.2)	(131.3)	7.0%	(37.9)	-222.4%
Net cash provided by operating activities	21.9	(94.8)	123.1%	284.0	-92.3%

Cash flows from investing activities
Short-term investment	97.3	(38.5)	352.8%	(274.0)	135.5%
Long-term investment	1.1	(360.8)	100.3%	(1.1)	201.2%
Restricted investments	70.0	(61.5)	213.8%	71.3	-1.8%
Cash received on sale of property and equipment	112.6	123.2	-8.6%	53.7	109.6%
Capital expenditures	(155.1)	(97.2)	-59.6%	(132.4)	-17.1%
Net cash used in investing activities	126.0	(434.7)	129.0%	(282.6)	144.6%

Cash flows from financing activities
Loans
Proceeds	183.6	373.7	-50.9%	255.9	-28.3%
Repayment	(401.2)	(539.7)	25.7%	(207.1)	-93.7%
Debentures
Proceeds	-	-	n.a.	146.6	n.a.
Repayment	-	(25.1)	n.a.	(74.7)	n.a.
Redemption of preferred shares	(44.7)	-	n.a.	-	n.a.
Related partie	0.2	-	n.a.	(0.1)	268.3%
Capital increase	-	-	n.a.	(2.8)	n.a.
Other financial liabilities - issaunce of preferred shares	-	351.6	n.a.	-	n.a.
Net cash provided by financing activities	(262.0)	160.4	-263.4%	117.9	-322.3%

Increase (decrease) in cash and cash equivalents	(114.2)	(369.2)	69.1%	119.3	-195.7%

Cash and cash equivalents at the beginning of the period	549.2	636.5	-13.7%	429.9	27.8%
Cash and cash equivalents at the end of the period	435.0	267.4	62.7%	549.2	-20.8%

EBITDAR Reconciliation

R$ million	1Q17	1Q16	% ∆	4Q16	% ∆
Net income (loss)	55.3	(66.9)	182.6%	51.3	7.8%
Income taxes	(5.2)	0.5	-1052.6%	(61.0)	-91.5%
Net financial result	(156.5)	(75.0)	108.6%	(149.7)	4.5%
Related parties result	11.8	0.6	1961.6%	92.0	-87.2%
Operating income	205.2	7.0	2849.7%	170.0	20.7%
Depreciation and amortization	76.6	68.8	11.3%	75.3	1.7%
Aircraft rent	280.4	338.2	-17.1%	281.9	-0.5%
EBITDAR	562.2	413.9	35.8%	527.1	6.7%

First Quarter Results 2017

Glossary

Aircraft utilization
Average number of block hours per day per aircraft operated.

Available Seat Kilometers (ASK)

Number of aircraft seats multiplied by the number of kilometers flown.

Completion factor

Percentage of accomplished flights.

Cost per ASK (CASK)
Operating expenses divided by available seat kilometers.

Cost per ASK ex-fuel (CASK ex-fuel)

Operating expenses divided by available seat kilometers excluding fuel expenses.

EBITDAR

Earnings before interest, taxes, depreciation, amortization, and aircraft rent. A common metric used in the airline industry to measure operating performance.

Load Factor

Number of passengers as a percentage of number of seats flown (calculated by dividing RPK by ASK).

Revenue Passenger Kilometers (RPK)

One-fare paying passenger transported one kilometer. RPK is calculated by multiplying the number of revenue passengers by the number of kilometers flown.

Passenger Revenue per Available Seat Kilometer (PRASK)

Passenger revenue divided by available seat kilometers (also equal to load factor multiplied by yield).

Revenue per ASK (RASK)
Operating revenue divided by available seat kilometers.

Stage Length
The average number of kilometers flown per flight

Trip Cost
Average cost of each flight calculated by dividing total operating expenses by total number of departures.

Yield

Average amount paid per passenger to fly one kilometer. Usually, yield is calculated as average revenue per revenue passenger kilometer, or cents per RPK.

First Quarter Results 2017

This press release includes estimates and forward-looking statements within the meaning of the U.S. federal securities laws. These estimates and forward-looking statements are based mainly on our current expectations and estimates of future events and trends that affect or may affect our business, financial condition, results of operations, cash flow, liquidity, prospects and the trading price of our preferred shares, including in the form of ADSs. Although we believe that these estimates and forward-looking statements are based upon reasonable assumptions, they are subject to many significant risks, uncertainties and assumptions and are made in light of information currently available to us. In addition, in this release, the words “may,” “will,” “estimate,” “anticipate,” “intend,” “expect,” “should” and similar words are intended to identify forward-looking statements. You should not place undue reliance on such statements, which speak only as of the date they were made. Azul is not under the obligation to update publicly or to revise any forward-looking statements after we distribute this press release because of new information, future events or other factors.  Our independent public auditors have neither examined nor compiled the forward-looking statements and, accordingly, do not provide any assurance with respect to such statements.  In light of the risks and uncertainties described above, the future events and circumstances discussed in this release might not occur and are not guarantees of future performance. Because of these uncertainties, you should not make any investment decision based upon these estimates and forward-looking statements.

In this press release, we present EBITDAR, which is a non-IFRS performance measure and is not a financial performance measure determined in accordance with IFRS and should not be considered in isolation or as alternatives to operating income or net income or loss, or as indications of operating performance, or as alternatives to operating cash flows, or as indicators of liquidity, or as the basis for the distribution of dividends. Accordingly, you are cautioned not to place undue reliance on this information.

This metric is included as supplemental disclosure because (i) we believe EBITDAR is traditionally used by aviation analysts and investors to determine the equity value of airlines and (ii) EBITDAR is one of the metrics used in our debt financing instruments for financial reporting purposes. We believe EBITDAR is useful for equity valuation purposes because (i) its calculation isolates the effects of financing in general, as well as the accounting effects of capital spending and acquisitions (primarily aircraft) which may be acquired directly subject to acquisition debt (loans and finance leases) or by operating leases, each of which is presented differently for accounting purposes and (ii) using a multiple of EBITDAR to calculate enterprise value allows for an adjustment to the balance sheet to recognize estimated liabilities arising from off-balance sheet operating leases. However, EBITDAR is not a financial measure in accordance with IFRS, and should not be viewed as a measure of overall performance or considered in isolation or as an alternative to net income, an alternative to operating cash flows, a measure of liquidity, or the basis for dividend distribution because it excludes the cost of aircraft and other rent and is provided for the limited purposes contained herein.

The valuation measure EBITDAR has limitations as an analytical tool. Some of these limitations are: (i) EBITDAR does not reflect our cash expenditures, or future requirements, for capital expenditures or contractual commitments; (ii) EBITDAR does not reflect changes in, or cash requirements for, our working capital needs; (iii) EBITDAR does not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debts; (iv) although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future and EBITDAR does not reflect any cash requirements for such replacements; and (v) is susceptible to varying calculations and therefore may differ materially from similarly titled measures presented by other companies in our industry, limiting their usefulness as comparative measures. Because of these limitations EBITDAR should not be considered in isolation or as a substitute for financial measures calculated in accordance with IFRS. Other companies may calculate EBITDAR differently than us.

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:    May 15, 2017

                                                                                                                Azul S.A.

                                                                                                                By:   /s/ John Rodgerson
                                                                                                                Name: John Rodgerson
                                                                                                                Title: Chief Financial Officer